

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Felicia R. Hendrix
Executive Vice President and Chief Financial Officer
PENN Entertainment, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

      Re: PENN Entertainment, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 23, 2023
          File No. 000-24206

Dear Felicia R. Hendrix:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.   We note that you provided more expansive disclosure in your 2022 Corporate Social Responsibility Report ("CSR Report") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.   To the extent material, please discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

- increased demand for products or services that result in lower emissions than competing products or services;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3. We note disclosure that your properties are at risk of experiencing extreme weather conditions (such as snowstorms, tornadoes, and/or flooding) and that your operations are subject to disruptions or reduced patronage as a result of severe weather conditions and natural disasters. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

- severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
- decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
- the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

4. Please provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for each of the periods covered by your Form 10-K and for future periods in your response.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction